SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release:

23 April 2004

SkyePharma to Announce 2003 Full Year Results on 29 April
and to Host Analyst Presentation and Conference Call

LONDON & NEW YORK, 23 April 2004 -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) announces today that the Company will announce the financial results for the year ended 31 December 2003 to the London Stock Exchange at 07.00 BST on Thursday 29 April 2004. Later that day the Company will host an analyst presentation, which will be webcast live, and a US conference call to review these results.

Michael Ashton, SkyePharma's Chief Executive Officer, will host the analyst presentation. Investors and other interested parties may view the live webcast at 10.00 BST on the Company's website at www.skyepharma.com under the Investor Relations tab.

US Investors and other interested parties may access the conference call at 10.00 EST (15.00 BST) by dialling (888)-577-0767 for US participants and +1-303-242-0015 for international participants. The slides of the presentation will be available on the Company's website at www.skyepharma.com under the Investor Relations tab.

For those unable to listen to the live broadcast, a replay will be available shortly after the conference call by dialling (800)-475-6701 for US participants and +1-320-365-3844 for international participants and entering Access Code 728710.

For further information please contact:

SkyePharma PLC

+44 207 491 1777

Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications

Sandra Haughton, US Investor Relations	+1 212 753 5780

Buchanan Communications

+44 207 466 5000

Tim Anderson / Mark Court

About SkyePharma
SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   April 23, 2004